February 28, 2008

Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549-7010

ATTENTION: Chris White, Branch Chief

RE:	GulfMark Offshore, Inc.
Form 10-K for Fiscal Year ended December 31, 2006
Filed March 1, 2007

Form 10-Q for the Fiscal Quarter ended September 30, 2007
Filed November 2, 2007 File No. 000-22853

Ladies and Gentlemen:

With respect to the comments of the staff to the captioned filings, on behalf of GulfMark Offshore, Inc. (the “Company” or “GulfMark”), we submit the following proposed responses to your letter dated February 20, 2008.  The captions and numbers set forth in this letter correspond to the captions and numbers included in the staff’s letter of February 20, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2006

Selected Consolidated Financial Data, page 17

Comment:

1.
We note the revised non-GAAP disclosure you have included in your response to prior comment number 3.  We note that you are still excluding charges for cumulative effect of a change in accounting principle and debt refinancing costs from earnings in your non-GAAP EBITDA measure.  As your EBITDA non-GAAP measure excludes other charges from earnings besides interest, taxes, depreciation and amortization, your measure is not consistent with the description in Section 1 of SEC Release 34-47226 and Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Therefore, please revise your calculation of the EBITDA non-GAAP measure to comply with this guidance.  Exclusion of other charges (e.g., cumulative effect of a change in accounting principle and debt refinancing costs) from earnings may be included in your Adjusted EBITDA non-GAAP measure to the extent it is useful.

Securities and Exchange Commission
February 28, 2008

________________________

Response:

As requested, we will revise the calculation of the EBITDA non-GAAP measure to exclude other charges (e.g., cumulative effect of a change in accounting principle and debt refinancing costs) from earnings and include it in our Adjusted EBITDA non-GAAP measure. In future filings with the SEC for related disclosure in note (d) of ITEM 6. Selected Consolidated Financial Data, we will adjust the item as marked up from the previous response dated January 15, 2008:

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(d)
“EBITDA is defined as net income (loss) before ~~cumulative effect of change in accounting principle~~, interest expense, interest income, income tax (benefit) provision, ~~debt refinancing cost,~~ and depreciation and amortization. Adjusted EBITDA is calculated by adjusting EBITDA for certain items that we believe are non-cash or non-operational, consisting of: (i) cumulative effect of change in accounting principle, (ii) debt refinancing costs, (iii) loss from unconsolidated ventures,~~(ii)~~(iv) minority interests~~;~~ and ~~(iii)~~(v) other (income) expense, net. EBITDA and Adjusted EBITDA are not measurements of financial performance under generally accepted accounting principles, or GAAP, and should not be considered as an alternative to cash flow data, a measure of liquidity or an alternative to operating income or net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP.

EBITDA and Adjusted EBITDA are presented because they are widely used by security analysts, creditors, investors and other interested parties in the evaluation of companies in our industry.  This information is a material component of certain financial covenants in debt obligations.  Failure to comply with the financial covenants could result in the imposition of restrictions on our financial flexibility.  When viewed with GAAP results and the accompanying reconciliation, we believe the EBITDA and Adjusted EBITDA calculation provides additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt and meet our ongoing liquidity requirements.  EBITDA is also a financial metric used by management as a supplemental internal measure for planning and forecasting overall expectations and for ~~evaluation~~ evaluating actual results against such expectations. However, because EBITDA and Adjusted EBITDA are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, EBITDA and

Securities and Exchange Commission
February 28, 2008

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Adjusted EBITDA as presented may not be comparable to other similarly titled measures used by other companies or comparable for other purposes.  Also, EBITDA and Adjusted EBITDA, as non-GAAP financial measures, have material limitations as compared to cash flow provided by operating activities.  EBITDA does not reflect the future payments for capital expenditures, financing-related charges, and deferred income taxes that may be required as normal business operations.  Management compensates for these limitations by using our GAAP results to supplement the EBITDA and Adjusted EBITDA calculation.

The following table summarizes the calculation of EBITDA and Adjusted EBITDA for the periods indicated.

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands)
Net income (loss)	$98,975	$89,729	$38,390	$(4,631)	$534
Interest expense	7,923	15,648	19,017	17,243	12,988
Interest income	(3,147)	(1,263)	(569)	(276)	(238)
Income tax (benefit) provision	30,220	3,052	3,382	(6,476)	192
Depreciation and amortization	30,623	28,470	28,875	26,137	28,031
EBITDA	164,594	135,636	89,095	31,997	41,507
Adjustments:
Cumulative effect of change in accounting principle	—	—	—	7,309	—
Debt refinancing costs	—	—	—	6,524	—
Other *	298	95	(484)	(1,517)	1,267
Adjusted EBITDA	$164,892	$135,731	$88,611	$44,313	$42,774

•	Includes foreign currency transaction adjustments.”

Form 10-Q for the quarterly period ended September 30, 2007

(6) Multi-Employer Pension Obligation, page 11

Norwegian Pension Plan, page 11

Comment:

2.
Your response to prior comment number 4 states that you applied the guidelines from the Norwegian Accounting Standards Board when calculating the assumptions for your pension liabilities and net periodic pension cost (including the gain/loss component of net periodic pension cost).  Please clarify why you believe it is appropriate to Norwegian GAAP to pension plans included in

Securities and Exchange Commission
February 28, 2008

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financial statements prepared in accordance with US GAAP.  Clarify how you evaluated paragraph 72 of SFAS 87 when determining that it is appropriate to refer to non-US GAAP for your pension plans.  Explain whether your pension liabilities or your net periodic pension cost would differ had you exclusively applied the assumptions and measurement principles of SFAS 87 to your pension plan.

Response:

The Norsk RegnskapsStiftelse, the Norwegian Accounting Standards Board, provides guidelines for assumptions in the actuarial pension calculation, such as discount rate and anticipated rise in salaries.   As such, in determining the appropriate assumption for our Norwegian pension plan, we felt it was prudent to utilize the actuarial assumptions provided by the Norsk RegnskapsStiftelse, which are based on economic and analytic factors specific to the country.  Our reference to the Norwegian Accounting Standards Board in our prior response was not intended to indicate that we followed Norwegian GAAP in our financial statements prepared in accordance with US GAAP; only that we used the actuarial assumptions provided by the Norwegian Accounting Standards Board for the actuarial calculation.   As indicated in paragraph 15 of SFAS 87, the assumptions and the attribution of cost to periods of employee service are fundamental to the measurements of net periodic pension cost, and we were attempting to utilize what we believed was the most representative assumptions for our specific pension plan.  In compliance with paragraph 72 of SFAS 87, there are no special provisions for pension arrangements outside of the United States. Our mention of Norwegian Accounting Standards is as it applied to the determination of the assumptions, not the principle of SFAS 87.

3.
 Please explain in further detail the assumptions you applied for the nine months ended September 30, 2007 in calculating the net periodic benefit cost and how they resulted in the recognition of no gain or loss.  Explain whether you have consistently applied assumptions from fiscal year 2006 through the nine months ended September 30, 2007 and how your assumptions comply with the guidance of paragraphs 29 through 34 of SFAS 87.

Response:

A December measurement date is used for the actuarial computation for our Norwegian pension plan with any adjustments (including actual actuarial gains and losses) to the financial statements recorded in our year-end figures.  Thus, the information provided in

Securities and Exchange Commission
February 28, 2008

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our 2006 Form 10-K was based on the most current actuarial computation prepared in December 2006. Given that we were not aware of any significant changes in the assumptions through the nine months ended September 30, 2007, we did not request an update in the actuarial computation during the year; instead, and consistent with 2006, we obtained the updated actuarial computations in December 2007 in order to appropriately reflect the impact of the information in our 2007 Form 10-K.  We believe this approach is consistent with paragraph 29 of SFAS 87.

Your inquiry may stem from our inclusion of an amount for Recognized Net Actuarial Loss for  fiscal year 2006 in the September 30, 2007 Form 10-Q filing that represents an allocation of nine months of the annual figure for 2006.  There were no recognized net actuarial losses in 2006 until the 4th quarter consistent with the December measurement date referred to previously.  Due to the historical insignificance of this pension plan to the financial statements of the Company and the fact that the actuarial computation is performed in December, prospectively, we will not provide the pension plan disclosures in our Form 10-Qs, unless there are significant changes in the plan or assumptions between the reporting dates of the Form 10-Ks.

We hope these responses address your comments.  Please do not hesitate to call me at 713-963-9522 if you have any questions or comments regarding the foregoing.  Thank you for your time and consideration in this matter.

Very truly yours,

Edward A. Guthrie
Executive Vice President – Finance & CFO

cc:           Mr. Mark Anderson, UHY LLP
Mr. Scott Barker, UHY LLP
Mr. W. Garney Griggs, Strasburger & Price, LLP